                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No.   )*

                                CZECH INDUSTRIES, INC.
                                   (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.05 PER SHARE
                            (Title of Class of Securities)

                                     232838 30 0
                                   (CUSIP Number)

                                     Peter Schmid
                             Eastbrokers Beteiligungs AG
                                    Schlickgasse 1
                                 1090 Vienna, Austria
                                    43-1-317 27 00
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                    August 1, 1996
               (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No.  232838 30 0

________________________________________________________________________________
1) Name of Reporting Person:  KHS Beteiligungs AG
   S.S. or I.R.S. Identification No. of Above Person: Not applicable

________________________________________________________________________________
2) Check the Appropriate Box if a Member of a Group                      (a)[  ]
                                                                         (b)[  ]

________________________________________________________________________________
3) SEC Use Only

________________________________________________________________________________
4) Source of Funds  OO

________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)[ ]

________________________________________________________________________________
6) Citizenship or Place of Organization:  Austria

________________________________________________________________________________
                  7)  Sole Voting Power:
Number of
Shares         _________________________________________________________________
Beneficially      8)  Shared Voting Power:  449,975* shares of Common Stock
Owned by
Each           _________________________________________________________________
Reporting         9)  Sole Dispositive Power:
Person
With           _________________________________________________________________
                 10)  Shared Dispositive Power: 449,975* shares of Common Stock

________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:

         449,975* shares of Common Stock
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [ ]

________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11):

         15.7% of Common Stock, based on 2,871,000* shares of Common Stock issued and outstanding at August 1, 1996. See Item 5 herein.

________________________________________________________________________________
14) Type of Reporting Person   CO

________________________________________________________________________________

*All share figures have been adjusted to reflect a one-for-five reverse split of the common stock effective September 10, 1996.

CUSIP No.  232838 30 0

________________________________________________________________________________
1)  Name of Reporting Person: Wolfgang M. Kossner
    S.S. or I.R.S. Identification No. of Above Person: Not applicable

________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group                     (a)[  ]
                                                                         (b)[  ]

________________________________________________________________________________
3)  SEC Use Only

________________________________________________________________________________
4)  Source of Funds  OO

________________________________________________________________________________
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)[ ]

________________________________________________________________________________
6)  Citizenship or Place of Organization:  Austria

________________________________________________________________________________
                 7)  Sole Voting Power:
Number of
Shares        __________________________________________________________________
Beneficially     8)  Shared Voting Power:  449,975* shares of Common Stock
Owned by
Each          __________________________________________________________________
Reporting        9)  Sole Dispositive Power:
Person
With          __________________________________________________________________
                10)  Shared Dispositive Power: 449,975* shares of Common Stock

________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:

         449,975* shares of Common Stock
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [x]

________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11):

         15.7% of Common Stock, based on 2,871,000* shares of Common Stock issued and outstanding at August 1, 1996. See Item 5 herein.

________________________________________________________________________________
14) Type of Reporting Person   IN

________________________________________________________________________________

*All share figures have been adjusted to reflect a one-for-five reverse split of the common stock effective September 10, 1996.

CUSIP No.  232838 30 0

________________________________________________________________________________
1)  Name of Reporting Person: Peter Schmid
    S.S. or I.R.S. Identification No. of Above Person: Not applicable

________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group                   (a)[  ]
                                                                       (b)[  ]

________________________________________________________________________________
3)  SEC Use Only

________________________________________________________________________________
4)  Source of Funds  OO

________________________________________________________________________________
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)[ ]

________________________________________________________________________________
6)  Citizenship or Place of Organization:  Austria

________________________________________________________________________________
                 7)  Sole Voting Power:
Number of
Shares        __________________________________________________________________
Beneficially     8)  Shared Voting Power:  449,975* shares of Common Stock
Owned by
Each          __________________________________________________________________
Reporting        9)  Sole Dispositive Power:
Person
With          __________________________________________________________________
                10)  Shared Dispositive Power: 449,975* shares of Common Stock

________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:

         449,975* shares of Common Stock
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [ ]

________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11):

         15.7% of Common Stock, based on 2,871,000* shares of Common Stock issued and outstanding at August 1, 1996. See Item 5 herein.

________________________________________________________________________________
14) Type of Reporting Person   IN

________________________________________________________________________________

*All share figures have been adjusted to reflect a one-for-five reverse split of the common stock effective September 10, 1996.

ITEM 1. SECURITY AND ISSUES

    This statement relates to shares of common stock, $.05 par value of Czech Industries, Inc. ("Common Stock"), a Delaware corporation, having its principal executive offices at 15245 Shady Grove Road, Suite 340, Rockville, Maryland 20850 (the "Company" or the "Issuer").

    All share figures set forth herein reflect the one-for-five reverse split of the Company's Common Stock which became effective on September 10, 1996.


ITEM. 2. IDENTITY AND BACKGROUND.

    CORPORATE SECURITYHOLDER

    (a) This statement is being filed by KHS Beteiligungs AG, an Austrian corporation ("KHS"),

    (b) The address of the principal executive office of KHS is Suduferstrasse 307, 9570 Ossiach, Austria.

    (c) The principal business of KHS: KHS was formed to be a holding company and has no operations.

    (d) During the last five years, KHS has not been convicted in a criminal proceeding.

    (e) During the last five years, KHS has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


PERSONS CONTROLLING KHS BETEILIGUNGS AG

WOLFGANG M. KOSSNER

    (a) This statement is being filed by Wolfgang M. Kossner, a director and one of two principal shareholders of KHS.

    (b)  Mr. Kossner's business address is Schlickgasse 1, A-1090 Vienna,
         Austria.

    (c) Mr. Kossner's principal occupation is as executive vice president for the Issuer. The principal address at which such employment is conducted is Schlickgasse 1, A-1090 Vienna, Austria. In connection with the transactions described in this

Schedule 13D, Mr. Kossner was a founder and one of three principal shareholders of Eastbrokers Beteiligungs AG. As a result of the Issuer's acquisition of Eastbrokers, Mr. Kossner has been appointed to serve as a member of the board of directors of the Issuer and has been named an executive vice president of the Issuer.

    (d) During the last five years, Mr. Kossner has not been convicted in a criminal proceeding.

    (e) During the last five years, Mr. Kossner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Mr. Kossner is a citizen of Austria.


    PETER SCHMID

    (a)  This statement is being filed by Peter Schmid, a shareholder of KHS.

    (b)  Mr. Schmid's business address is Schlickgasse 1, A-1090 Vienna,
         Austria.

    (c) Mr. Schmid's principal occupation is as president and chief operating officer of the Issuer. The principal address at which such employment is conducted is Schlickgasse 1, A-1090 Vienna, Austria. In connection with the transactions described in this Schedule 13D, Mr. Schmid was a founder and one of three principal shareholders of Eastbrokers Beteiligungs AG. As a result of the Issuer's acquisition of Eastbrokers, Mr. Schmid has been appointed to serve as a member of the board of directors of the Issuer and has been named the president and chief operating officer of the Issuer.

    (d) During the last five years, Mr. Schmid has not been convicted in a criminal proceeding.

    (e) During the last five years, Mr. Schmid has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Mr. Schmid is a citizen of Austria.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    418,825 shares of Common Stock of the Company which are the subject of this
Schedule 13D were acquired as a result of the acquisition of Eastbrokers Beteiligungs AG ("Eastbrokers") by the Company pursuant to a certain Stock Purchase Agreement dated June 14, 1996 (the "Agreement"). KHS exchanged its shares of Eastbrokers for shares of the Company. The remaining 31,150 shares were acquired as follows:

    Date               Amount               Price          Consideration
    ----------         -------------        -----          -------------
    11 Sept 96          5,000 shares        $6.00          Cash
    11 Sept 96          5,000 shares        $6.125         Cash
    20 Sept 96         10,000 shares        $5.375         Cash
    07 Oct 96          11,150 shares        $4.50          Cash

ITEM 4. PURPOSE OF THE TRANSACTION.

    The 449,975 shares of Common Stock of the Company referenced herein were acquired for investment purposes.

    Pursuant to the Agreement, both Wolfgang M. Kossner and Peter Schmid may be issued additional consideration for the sale of their shares of Eastbrokers. Such additional consideration shall be issued in the event Eastbrokers earns Net Profits, as defined in the Agreement, aggregating US $4 million or more (net of any loss incurred for the fiscal year ending December 31, 1996) for the two fiscal years ending December 31, 1998. Further, Messrs. Kossner and Schmid may be issued additional shares of Common Stock of the Company depending upon the net proceeds received from the possible future sale of the Hotel Fortuna a.s. and the timing of such sale.

    Pursuant to the Agreement, the Company also issued options ("Options") to acquire 33,000 shares of Common Stock to each of Messrs. Kossner and Schmid. The Options are non-qualified stock options. The exercise price of the Options is $10.00. The Options may not be exercised until the expiration of six months from the date of August 1, 1996, and the Options are no longer exercisable five years from the date of August 1, 1996. The Options are subject to a number of restrictions, including continued employment, and shall not be transferred other than by will or by the laws of descent and distribution. The Options are exercisable, during the grantee's lifetime, only by the grantee or by the legal guardian or legal representative of the grantee. The Company has agreed to file a Form S-8 Registration Statement under the Securities Act of 1933 (the "Act") with respect to the shares of common stock subject to the Options. Any fees or expenses arising out of or resulting from the filing of such registration statement will be the responsibility of the Company. In the event such registration statement cannot be filed or is not effective with respect to such shares at the time the Options are exercised, the Company will require that any offer and sale of such shares be exempt from the registration provisions of the Act.

    To the best knowledge of the undersigned, the board of directors is considering selling its interest in the Hotel Fortuna a.s. at some time in the foreseeable future as favorable market conditions prevail.

    Pursuant to the Agreement, and effective August 1, 1996, the board of directors was reduced from nine directors to eight with one seat remaining temporarily vacant. Dr. Michael Sumichrast, Ph.D., Martin A. Sumichrast, Petr Bednarik, Randall F. Greene and Peter Schmid are continuing as directors of the Company and August A. de Roode and Wolfgang Kossner have joined the board. Messrs. Kossner, de Roode and Schmid have the right to designate the individual to fill the vacant seat on the board. Dr. Michael Sumichrast will remain as Chairman of the Board, August A. de Roode has become the Chief Executive Officer, Peter Schmid has become the President, Martin A. Sumichrast will remain as the Chief Financial Officer and an Executive Vice President and Wolfgang M. Kossner has become an Executive Vice President.

    Pursuant to the Agreement, the Company amended its Bylaws to require the affirmative vote of sixty-six and two thirds percent of the directors to act upon certain Material Events, as such term is defined in the Bylaws. The Company also amended its Bylaws to provide directors five days notice of regular and special meetings, and to provide further clarification of quorum requirements and procedure to follow in the case of a deadlock vote of the directors. The amendments are described in further detail in the Company's Current Report on Form 8-K dated August 1, 1996.

    The business of the Company, at the parent level, is to operate income generating businesses located in Eastern and Central Europe. The business of Eastbrokers' subsidiaries is to provide investment banking and brokerage services to Eastern and Central European clients and, to a lesser extent, US clients. The business of the Company's subsidiary, the Hotel Fortuna a.s., is to manage the Hotel Fortuna.

    The Company reported that it has been advised by the NASDAQ Stock Market, Inc. that in NASDAQ's view, the Company's acquisition of Eastbrokers has resulted in a change of control of the Company. Based upon this, NASDAQ has indicated that, in order to maintain its listing, the Company must meet all of the criteria for initial listing on the SmallCap Market System. The Company believes that the acquisition of Eastbrokers does not trigger the need to meet initial listing requirements and intends to request a hearing before the NASDAQ Listing Qualifications Committee ("Committee"). This hearing took place on August 29, 1996 and the Company has been advised by NASDAQ that, although the Committee determined that the Company needed to meet the initial listing criteria in order to maintain its listing, the Committee has granted a temporary exception to these criteria as to enable the Company to implement a one-for-five reverse split. On September 10, 1996, the Company held a special meeting of stockholders at which the reverse split was approved. Under the terms of the temporary exception, the Company needed to maintain a bid price of $3.00 or more during the 10 trading days commencing September 11, 1996. By letter dated September 30, 1996, NASDAQ advised the Company that it has complied with all requirements necessary for continued listing on the NASDAQ SmallCap Market.

    The foregoing only purport to be summaries of certain portions of the Agreement and related documents and of the potential present plans or proposals of the Company. Reference is made to the copy of the Agreement and such related documents for the full terms and conditions thereof and to the Company's Current Report on Form 8-K dated August 1, 1996.

    While the Reporting Persons (and their affiliates) have no present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Issuer, the investments in the Issuer by the Reporting Persons (and their affiliates) will be periodically reviewed and at any time the amount of such investments may be increased, through open market purchases or otherwise, or decreased. Except as set forth in this Item and as may otherwise be set forth in this Schedule 13D, the reporting Persons (and their affiliates) do not at the present time have any plans or proposals which relate to or would result in:

    (1) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (3) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (4) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

    (5) Any material change in the present capitalization or dividend policy of the Issuer;

    (6) Any other material change in the Issuer's business or corporate structure;

    (7) Changes in the Issuer's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (8) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (9) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

    (10) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a) and (b)

KHS BETEILIGUNGS AG

    As of the date hereof, KHS is the record and beneficial owner of 249,975 shares of Common Stock of the Company, over which it has sole voting power and sole power to dispose. KHS is also the beneficial owner of 200,000 shares of common stock which are owned by Karntner Landes und Hypothekenbank AG (the "Bank") as nominee for KHS. Collectively said shares represent 15.7% of the issued and outstanding shares of such Common Stock of the Company, based on 2,871,000 shares issued and outstanding at August 1, 1996 (as adjusted for the reverse split).

WOLFGANG M. KOSSNER

    As of the date hereof Wolfgang M. Kossner, as a director and shareholder of KHS Beteiligungs AG, is the indirect beneficial owner of 449,975 shares of Common Stock of the Company over which he has shared power (shared with Peter Schmid) to direct the vote and shared power to dispose of such shares. Said 449,975 shares represent 15.7% of the issued and outstanding shares of Common Stock of the Company, based on 2,871,000 shares issued and outstanding at August 1, 1996 (as adjusted for the reverse split). Mr. Kossner is a director of the Central and Eastern Europe Fund (the "Fund"), which owns 32,500 shares of the Company's Common Stock. These shares are not included in the 449,975 shares reported as owned by KHS Beteiligungs AG. The reference to these shares should not be deemed as an admission that Mr. Kossner is the beneficial owner of the shares owned by the Fund for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934.

PETER SCHMID

    As of the date hereof, Peter Schmid, as a shareholder of KHS Beteiligungs AG, is the indirect beneficial owner of 449,975 shares of Common Stock of the Company over which he has shared power (shared with Wolfgang M. Kossner) to direct the vote and shared power to dispose of such shares. Said 449,975 shares represent 15.7% of the issued and outstanding shares of Common Stock of the Company, based on 2,871,000 shares issued and outstanding at August 1, 1996 (as adjusted for the reverse split). The 449,975 shares reported as owned by KHS do not include 33,209 shares owned by Mr. Schmid through WMP Borsenmakler AG ("WMP") which became an indirect subsidiary of the Company on August 1, 1996 by reason of the Company's acquisition of Eastbrokers. The reference to these shares should not be deemed as an admission that Mr. Schmid is the beneficial owner of the shares owned by WMP for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934.

    (c) Other than the transactions described herein, none of the Reporting Persons has effected any transaction in the securities of the Company during the past sixty (60) days.

    (d) Wolfgang M. Kossner and Peter Schmid, the principal stockholders of KHS, have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the securities of the Company held by KHS and held by the Bank as nominee for KHS.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Pursuant to the Agreement, Messrs. Kossner and Schmid have agreed that for the three year period following the closing of the transaction, they will vote their shares, or any shares over which each has direct or indirect voting control, in favor of any recommendation of the board of directors relating to certain material events. Also, in respect of any vacancy created by the resignation, removal or expiration of term of Dr. Michael Sumichrast, Martin A. Sumichrast, Randall F. Greene and Ing. Petr Bednarik or any successor to such persons, Messrs. Kossner and Schmid will vote their shares, or any shares over which each has direct or indirect voting control, in favor of the person designated by the majority of the above mentioned directors.

    Pursuant to an Employment Agreement dated August 1, 1996, and effective as of such date, the Company has agreed to employ Messrs. Kossner and Schmid, and each has agreed to serve, as Executive Vice President and President, respectively, of the Company. The employment agreements will expire on August 1, 1999, and will have an additional three-year renewal option following the expiration date, unless contrary notice is given by either party. The annual salaries under the employment agreements are $120,000. The salaries will be paid by a subsidiary of the Company and guaranteed by the Company. The salaries may be increased to reflect annual cost of living increases and may be supplemented by discretionary merit and performance increases as determined by a compensation committee, except that during the first three years following August 1, 1996 the salaries may not exceed $150,000 without the approval of the Board of Directors of the Company. Under the employment agreements Messrs. Kossner and Schmid will be eligible to receive an annual bonus of $30,000, which will not be subject to any performance criteria. The agreements provide, among other things, for participation in an equitable manner in any discretionary bonuses or any profit-sharing or retirement plan for employees or executives and for participation in other employee benefits applicable to employees and executives of the Company. The Agreement further provides for the use of an automobile and other fringe benefits commensurate with their duties and responsibilities. The Agreement also provides for benefits in the event of disability.

    Pursuant to Restrictive Covenants executed by Wolfgang M. Kossner and Peter Schmid and dated August 1, 1996, Messrs. Kossner and Schmid have each agreed, for the longer of three years following August 1, 1996 or for one year following the date of his termination of employment with the Company, not to (i) persuade or attempt to persuade any customer, or any potential customer, of the Company to cease doing business with or not to hire the Company, (ii) solicit for himself, or any other person other than the Company, the business of any company which is a customer of the Company or which was its customer during the six months prior to termination, or (iii) persuade or attempt to persuade any employee of the Company to leave the Company's employ or to become employed by any person other than the Company. Further, Messrs. Kossner and Schmid have agreed (providing certain exceptions) for a period of six months following the termination of employment, (i) not to perform any services for any person other than the Company (a) in connection with investment banking or brokerage businesses in any nation in which the Company presently conducts business, (b) in connection with any business which was conducted by the Company within one year prior to termination, or (ii) participate in any business opportunity that falls within the scope of business conducted by the Company, without first offering the opportunity to the Company. Messrs. Kossner and Schmid have also agreed to keep confidential any information (providing certain exceptions) of the Company for the longer of three years from August 1, 1996 or one year following the date of termination of employment.

    Except as set forth in this Item and in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise, except the contractual and legal relationships inherent in the relationships between or among KHS, Mr. Kossner and Mr. Schmid as a result of their positions as executive officers, directors, and principal stockholders of
KHS) between or among the undersigned or any of them, or between or among the undersigned and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock reported herein as beneficially owned by the undersigned are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit
      Number       Document
      -------      --------

         1 Stock Purchase Agreement dated June 14, 1996 between the Company and Eastbrokers Beteiligungs AG and Exhibits A - J is incorporated by reference from the Company's Current Report on Form 8-K dated August 1, 1996.

         2 Employment Agreement dated August 1, 1996 between the Company and Wolfgang M. Kossner, the form of such Employment Agreement is incorporated by reference from the Company's Current Report on Form 8-K dated August 1, 1996.

         3 Employment Agreement dated August 1, 1996 between the Company and Peter Schmid, the form of such Employment Agreement is incorporated by reference from the Company's Current Report on Form 8-K dated August 1, 1996.

         4 Stock Option Agreement dated August 1, 1996 between the Company and Wolfgang M. Kossner, the form of such Stock Option Agreement is incorporated by reference from the Company's Current Report on Form 8-K dated August 1, 1996.

         5 Stock Option Agreement dated August 1, 1996 between the Company and Peter Schmid, the form of such Stock Option Agreement is incorporated by reference from the Company's Current Report on Form 8-K dated August 1, 1996.

         6 Restrictive Covenant of Wolfgang M. Kossner dated August 1, 1996, the form of such Restrictive Covenant is incorporated by reference from the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996.

         7 Restrictive Covenant of Peter Schmid dated August 1, 1996, the form of such Restrictive Covenant in Incorporated by reference from the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996.

                                      SIGNATURE


    After reasonable inquiry and to the best of the knowledge and behalf of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 9, 1996             KHS BETEILIGUNGS AG



                             By:  WOLFGANG M. KOSSNER
                                  ----------------------------------------
                                  Name:  Wolfgang M. Kossner
                                  Title:  Director



                             By:  PETER SCHMID
                                  -----------------------------------
                                  Name:  Peter Schmid
                                  Title:  Shareholder



                             WOLFGANG M. KOSSNER
                             ----------------------------------------
                             Wolfgang M. Kossner


                             PETER SCHMID
                             ------------------------------------
                             Peter Schmid

                                    EXHIBIT INDEX


Exhibit                         Description                                 Page
-------                         -----------                                 ----
   1 Stock Purchase Agreement dated June 14, 1996 between the Company and Eastbrokers Beteiligungs AG and Exhibits A - J is incorporated by reference from the Company's Current Report on Form 8-K dated
         August 1, 1996.

   2 Employment Agreement dated August 1, 1996 between the Company and Wolfgang M. Kossner, the form of such Employment Agreement is incorporated by reference from the Company's Current Report on Form 8-K dated August 1, 1996.

   3 Employment Agreement dated August 1, 1996 between the Company and Peter Schmid, the form of such Employment Agreement is incorporated by reference from the Company's Current Report on Form 8-K dated August 1, 1996.

   4 Stock Option Agreement dated August 1, 1996 between the Company and Wolfgang M. Kossner, the form of such Stock Option Agreement is incorporated by reference from the Company's Current Report on Form 8-K dated August 1, 1996.

   5 Stock Option Agreement dated August 1, 1996 between the Company and Peter Schmid, the form of such Stock Option Agreement is incorporated by reference from the Company's Current Report on Form 8-K dated August 1, 1996.

   6 Restrictive Covenant of Wolfgang M. Kossner dated August 1, 1996, the form of such Restrictive Covenant is incorporated by reference from the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996.

   7 Restrictive Covenant of Peter Schmid dated August 1, 1996, the form of such Restrictive Covenant is incorporated by reference from the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996.

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